UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 21, 2005

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED
ACN 064 270 006

CEO’s Update

21 November 2005

Arlington VA – Metal Storm continues to move ahead on various fronts with the continued advancement of our “systems” technology.  Our technical team has started to execute the projects that Metal Storm has recently been awarded.
Initial work has also begun with our new partners; Singapore Technologies
Kinetics Ltd and Electro Optic Systems Holdings Ltd.  These projects are progressing in a timely manner.  We are also making plans to commence work on some projects that are soon to be finalized.

As part of this CEO Corner, I also want to bring you up to date on some of
Metal Storm’s current activities and ongoing projects.

Anti-RPG project
The Anti-RPG Phase I SBIR submission was completed in January 2005 for the US
Navy.  In June 2005, a Phase II SBIR proposal entitled “Active Protection
System” was submitted at the request of the US Department of Defense.
Negotiations have been entered into with the US Navy and a contract award before the end of the fourth quarter 2005 is likely, but has not yet been confirmed. The estimated contract value, if awarded, is approximately AU$1.32 million.

Metal Storm Crowd Control System
The US Army Phase II SBIR proposal entitled “Metal Storm Crowd Control System”
is expected to be awarded and funding confirmed by the end of 2005.
Originally expected in September, the contract award has been delayed by US
Department of Defense budget appropriation procedures.  The estimated contract value, if awarded, is approximately AU$1.22 million.

Torpedo Defense project
The Torpedo Defense project with Lockheed Martin was completed in March 2005 and was submitted to the US Navy. Follow-on opportunities are under discussion.

Area Denial Weapons System project
The Area Denial Weapons System (ADWS) consortium project was completed in May
2005. The company is currently evaluating commercial opportunities for the concept in conjunction with the planned building and testing to pre-certification stage of a new generation, lightweight, remotely operated, multi-barrel weapon system.

High Explosives munitions development
High Explosives munitions development is continuing with tests and trials of components and design concepts. This is a staged-development program, with a series of building and testing steps required to produce a design that meets safety standards and is ready for demonstration to end users.  Live firing demonstrations of our HE munitions capability are programmed to begin in the first quarter of 2006.

Dragonfly
The Dragonfly UAV demonstration has been subject to further delays and is unlikely to occur this calendar year.  These delays are not the responsibility of Metal Storm and relate to issues outside of our control as sub-contractor.
We have conducted live firings from a tethered position and more tethered studies will be conducted before moving to in-flight trials.

Given the delays, the Company is considering other UAV platforms from which it could conduct demonstrations if required.  If the company were to choose to discontinue its participation in the Dragonfly project the company would be unlikely to recover any of the external funding that was expected.  However, at this point the project is continuing and is programmed to conclude by the end of the first quarter 2006. We will continue to review our position in order to gain the best outcome for the company.

Boeing contract
The Boeing contract to conduct a study to determine capability requirements for a specialized weapons system was successfully completed in August 2005 and the output is currently under consideration for continuance by the project lead’s customer.

Advanced Individual Combat Weapon
The Advanced Individual Combat Weapon (AICW) project was completed in August
2005.  The company is currently evaluating several options for the potential commercialization of the AICW concept with industry partners.

Department of Energy contract
The US Department of Energy contract has been awarded and work is in progress.
It is on target for completion within project specifications.

Cooperative Research and Development Agreement - ARDEC
A Cooperative Research and Development Agreement (CRADA) with ARDEC is in operation and work is proceeding as planned on the development and testing of
40mm munitions adapted to Metal storm configuration. This work is intended to lead to the availability of a variety of lethal and less lethal munitions for use in Metal Storm weapon systems.

Teaming Agreement - Singapore Technologies Kinetics Limited (ST Kinetics)
The Teaming Agreement with STK, announced in September 2005, is in operation and the Company is currently working with STK on a number of specific munitions projects under the terms of the Agreement.

Teaming Agreement with Electro Optic Systems Holdings Ltd (EOS)
The Teaming Agreement with EOS, announced November 2005, has commenced operation and the Company is currently working with EOS and others on developing a number of specific project plans under the terms of the
Agreement.

Other
The Company is currently preparing a statement of work for a US-based law enforcement product development company which may potentially lead to a contract award following a tender process.

The Company has also recently submitted a proposal in response to a request for information in relation to a proposed product development project with a military customer in the US which may potentially lead to a contract to produce prototypes for testing

The company is awaiting confirmation of funding and contract awards before announcing details of these proposals.

Metal Storm has much going on and I am very pleased with our progress. We are sticking to our strategy and we are moving closer to our near-term goal of commencing the certification process for components of our 40mm weapon system.

Our product engineering and business development strategies are proceeding according to plan and we are securing the technical and business partnerships we need.

We are also active in working to keep the market informed through solid news releases and in promoting the company through direct contact with institutional investors, brokers and dealers in our major markets.  I believe the best way to build a strong and sustainable share price is through solid performance against our stated goals and milestones.  We are making good headway with this strategy and we will continue on that path in a sure and steady fashion.

David Smith
Chief Executive Officer

Notes
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX

For further information, please contact:

US
Investor queries:  David Smith - Metal Storm - Ph: +1 703 248 8218
Australia
Investor queries:  Ian Gillespie – Chief Operating Officer - Ph: +61 (0) 7
3221 9733

About Metal Storm
Metal Storm Limited is a defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in the US, with an office in Washington DC.  The company has invented a ballistics technology that has no known conventional equivalent.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: November 21, 2005	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary